

SECURI   17004626

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 27 2017

Washington DC

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SEC FILE NUMBER

8-65661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/16_____ AND ENDING _____12/31/16_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.S. PHILLIPS INVESTMENTS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

___3401 NW 63RD STREET, SUITE 500___
                              (No. and Street)

OKLAHOMA CITY   OK   73116
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMPSON S. PHILLIPS, JR.   405-943-9433
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___MOSS ADAMS LLP___
                    (Name – if individual, state last, first, middle name)

8750 N. CENTRAL EXPRESSWAY, STE. 300	DALLAS	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, <u>THOMPSON S. PHILLIPS, JR.</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

<u>T.S. PHILLIPS INVESTMENTS, INC.</u> , as of <u>DECEMBER 31</u> , 20 <u>16</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
RITA OLIVER
Notary Public
State of Oklahoma
Commission # 01012272
My Commission Expires Jul 23, 2017
```

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board Members
T.S. Phillips Investments, Inc.

We have audited the accompanying statement of financial condition of T.S. Phillips Investments, Inc. (the "Company") as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.S. Phillips Investments, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of T.S. Phillips Investments, Inc.'s financial statements. The information in Schedule I is the responsibility of T.S. Phillips Investments, Inc.'s management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 21, 2017



T.S. PHILLIPS INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$	210,958
Deposits with clearing broker-dealer		100,000
Receivables from clearing and other broker-dealers		230,645
Other receivables		8,082
Prepaid expenses and deposits		12,091
Furniture and equipment, net		274,046
	$	835,822

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	210,615
Deferred rent payable		8,775
Deferred lease incentive income		214,088
Income taxes payable		13,441
Total Liabilities		446,919

Stockholder's equity:

Common stock, 1,000,000 shares authorized	
$0.10 par value, 10,000 shares issued and outstanding	1,000
Additional paid-in capital	175,000
Retained earnings	212,903
Total stockholder's equity	388,903
$	835,822

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Income
For the Year Ended December 31, 2016

Revenues:

Commissions	$	2,663,145
Interest income		191,538
Miscellaneous income		192,654
Total Income		3,047,337

Expenses:

Commission expense	1,931,839
Employee compensation and benefits	473,552
Brokerage and clearance fees	174,156
Communications	41,485
Occupancy and equipment costs	139,267
Promotional costs	22,854
Interest	291
Regulatory fees and expenses	69,531
Other expenses	88,821
Total operating expenses	2,941,796
Net income before income taxes	105,541
Provision for income taxes	34,791
Net Income	$ 70,750

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2015	10,000	$ 1,000	$ 175,000	$ 142,153	$ 318,153
Net income				70,750	70,750
Balance at December 31, 2016	10,000	$ 1,000	$ 175,000	$ 212,903	$ 388,903

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities

Net income	$	70,750
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization		43,459
Change in operating assets and liabilities:		
Decrease in receivables from clearing and other broker-dealers		59,988
Decrease in other receivables		1,736
Decrease in deferred tax asset		10,347
Decrease in accounts payable and accrued expenses		(97,250)
Increase in deferred rent		4,050
Increase in income taxes payable		8,365
Net cash provided (used) by operating activities		101,445

Cash Flows from Investing Activities

Purchases of furniture and equipment	(3,976)
Net cash provided (used) by investing activities	(3,976)

Cash Flows from Financing Activities

Decrease in deferred lease incentive income	(25,950)
Net cash provided (used) by investing activities	(25,950)

Net increase (decrease) in cash and cash equivalents		71,519
Cash and cash equivalents at beginning of year		139,439
Cash and cash equivalents at end of year	$	210,958

Supplemental disclosures

Cash paid for:

Income taxes	$	--
Interest	$	291

The accompanying notes are an integral part of these financial statements.

Note 1 -   Organization and Nature of Business

T.S. Phillips Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer which carries the accounts and securities of the Company's customers. The Company's customers consist primarily of individuals located in Oklahoma.

Note 2 -   Summary of Significant Accounting Policies

Basis of Presentation

The financial statements present the financial position and results of operations of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which composes several classes of services, including principal transactions and agency transactions.

Revenue Recognition and Receivables

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis. Receivables from broker-dealers and clearing organizations are with the Company's clearing broker-dealer which is located in St. Louis, Missouri. These receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

T.S. PHILLIPS INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2016

Note 2 -   Summary of Significant Accounting Policies, continued

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns are subject to examination by over the statues of limitations, generally three years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Deferred Rent and Lease Incentives

The Company has entered into a non-cancelable lease agreement for its office. The lease contains fixed escalations of the minimum annual lease payment during the original term of the lease. The Company recognizes rental expense on a straight-line basis over the lease term, and records the difference between rent expense and the amount currently payable as deferred rent. Deferred lease incentives include construction allowances received from landlord, which are amortized on a straight-line basis over the lease term as a reduction of rent expense.

Note 3 -   Deposits with and Receivable from Clearing Broker-Dealers

Deposits with broker-dealers include cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealer is comprised of commissions and other items. Such amounts are normally collected within five days after month end.

Note 4 -   Furniture and Equipment

A summary of furniture and equipment at December 31, 2016 is as follows:

Furniture and fixtures	$ 25,907
Equipment	83,729
Leasehold Improvements	254,996
	$364,632
Less: accumulated depreciation and amortization	90,586
	$274,046

Note 5 - Defined Contribution Plan

The Company has a defined contribution retirement plan covering substantially all of its employees. The benefits are based on each employee's compensation and amounts the employee elects to contribute to the plan. The Company matches the employee's contribution up to 3% of the employee's compensation. The employee is fully vested in the employer's contribution. Total plan costs aggregated $13,087 for the year ended December 31, 2016.

Note 6 - Commitments and Contingent Liabilities

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The majority of the Company's transactions with off-balance sheet risk are short-term in duration.

Indemnification

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2016.

Note 7 - Concentration Risks

The Company has a relationship with a multi-branch regional bank that allows it to have branches in their banking facilities. A portion of the Company's securities business is conducted through these branches. If the relationship is terminated the Company may be exposed to risk.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk.

Note 8 - Operating Lease

The Company has entered into non-cancelable lease agreements for its offices and certain equipment. Rent expense for the year was $90,866. The office space lease expires February 2025. Future minimum lease payments required under the leases are as follows:

2017	$ 116,580
2018	116,580
2019	118,830
2020	119,580
2021	121,830
Thereafter	404,385
	$ 997,785

Future lease incentive amortizations are as follows:

2017	$ 25,950
2018	25,950
2019	25,950
2020	25,950
2021	25,950
Thereafter	84,338
	$ 214,088

Note 9 - Related Party Transactions

The Company has business relationships with companies with common shareholders. During the year, the Company received $110,751 from these entities for reimbursement of office rent and wages and $177,794 in revenue. The Company paid $45,924 in commissions to the related entities.

At the end of the year, the Company had no fees payable to related companies and had receivables from related companies of $1,895.

Note 10 - Income Taxes

The provision for income taxes consists of the following:

Current	$ 24,444
Deferred	10,347
Total	$34,791

Note 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $304,877, which was $254,877 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.76 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

Supplemental Information Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934, as of

December 31, 2016

Schedule I

T.S. PHILLIPS INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

Computation of Net Capital

Total ownership equity qualified for net capital			$ 388,903
Deductions and/or charges			
Non-allowable assets:			
Non-allowable receivables from other broker-dealers	$	2,023	
Other receivables		8,082	
Prepaid expenses and deposits		12,091	
Furniture and equipment, net		59,958	(82,154)
Net capital before haircuts on securities positions			306,749
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):			
Money market			1,872
Net capital			$ 304,877

Aggregate Indebtedness

Items included in statement of financial condition		
Accounts payable and accrued expenses	$	210,615
Deferred Rent Payable		8,775
Income Taxes Payable		13,441
Total aggregate indebtedness	$	232,831

T.S. PHILLIPS INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 15,522
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 254,877
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 244,877
Ratio: Aggregate indebtedness to net capital	0.76 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.



MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board Members
T.S. Phillips Investments, Inc.

We have reviewed management's statements, included in the accompanying T.S Phillips Investments, Inc.'s Exemption Report, in which (1) T.S. Phillips Investments, Inc. (the "Company") identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 21, 2017





T.S. PHILLIPS
Investments, Inc.

3401 Northwest 63rd Street, Suite 500 • Oklahoma City, Oklahoma 73116
405.943.9433 • 800.955.9433 • Fax / 405.943.3902

Service To The Investor

EXEMPTION REPORT

DECEMBER 31, 2016

Comes now the firm and makes the following statements that we believe are true and accurate to the best of our knowledge and belief:

1. The firm is exempt from the provisions of §240.15c3-3(k)(2)(ii).

2. The firm met the identified exemption provisions in §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Thompson S. Phillips, Jr.
President

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING

AGREED-UPON PROCEDURES

DECEMBER 31, 2016



MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Board Members
T.S. Phillips Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by T.S. Phillips Investments, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the period from January 1, 2016 to December 31, 2016, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the period from January 1, 2016 to December 31, 2016 with the amounts reported in Form SIPC-7 for the period from January 1, 2016 to December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and,



MOSS-ADAMS LLP

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 21, 2017

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
19*19*******2642********************MIXED AADC 220
65661    FINRA    DEC
T S PHILLIPS INVESTMENTS INC
3401 NW 63RD ST STE 500
OKLAHOMA CITY OK 73116-3795
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sharon Allman 4059439433

2. A. General Assessment (item 2e from page 2) $ 2,303

    B. Less payment made with SIPC-6 filed (exclude interest)   (1,007   )

       7/16/16
          Date Paid

    C. Less prior overpayment applied   (   )

    D. Assessment balance due or (overpayment)   1,296

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

    F. Total assessment balance and interest due (or overpayment carried forward) $ 1,296

    G. **PAYMENT:** √ the box
       Check mailed to P.O. Box ☐   Funds Wired ☐
       Total (must be same as F above) $ 1,296

    H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

       T S Phillips Investments, Inc.
       (Name of Corporation, Partnership or other organization)

       _____
       (Authorized Signature)

Dated the __7__ day of __February__, 20 _17_.

       President
       (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,047,337

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

    Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   1,951,798

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   174,156

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 291

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

    Enter the greater of line (i) or (ii)   291

    Total deductions   2,126,245

2d. SIPC Net Operating Revenues $ 921,092

2e. General Assessment @ .0025 $ 2,303

(to page 1, line 2.A.)

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